                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)






                           The Med-Design Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   583926100
                         -----------------------------
                                 (CUSIP Number)

        Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102
                             (Tel.) (239) 262-8577
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                               December 16, 2005
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 5 pages

________________
     1 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  583926100                     13D                      Page 2 of 5
         ---------------------
 -------------------------------------------------------------------------------
   1.     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Lloyd I. Miller, III             ###-##-####
 -------------------------------------------------------------------------------

   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a)  [ ]

                                                                (b)  [ ]
 -------------------------------------------------------------------------------

   3.     SEC USE ONLY

 -------------------------------------------------------------------------------

   4.     SOURCE OF FUNDS*

          PF-OO
         -----------------------------------------------------------------------

   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                             [ ]

 -------------------------------------------------------------------------------

   6.     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
 -------------------------------------------------------------------------------
                        7.     SOLE VOTING POWER
  NUMBER OF                    895,331
  SHARES              ----------------------------------------------------------
  BENEFICIALLY          8.     SHARED VOTING POWER
  OWNED BY                     0
  EACH                ----------------------------------------------------------
  REPORTING             9.     SOLE DISPOSITIVE POWER
  PERSON WITH                  895,331
                      ----------------------------------------------------------
                       10.     SHARED DISPOSITIVE POWER
                               0
-- -----------------------------------------------------------------------------

  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          895,331
 -------------------------------------------------------------------------------

  12.     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

 -------------------------------------------------------------------------------

  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.3%
 -------------------------------------------------------------------------------

  14.     TYPE OF REPORTING PERSON*

          IN-IA-OO
 -------------------------------------------------------------------------------



                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                                     Page 3 of 5
                        ORIGINAL REPORT ON SCHEDULE 13D

Item 1.  Security and Issuer
         -------------------

     This statement relates to the Common Stock, par value $0.01 per share (the "Shares") of The Med-Design Company (the "Company"). The Company has its principal executive offices at 2810 Bunsen Avenue, Ventura, California 93003.

Item 2.  Identity and Background
         -----------------------

     This statement is filed by Lloyd I. Miller, III ("Miller" or the "Reporting Person"). Miller's principal business address is 4550 Gordon Drive, Naples, Florida 34102. Miller's principal occupation is investing assets held by or on behalf of his family. During the past five years, Miller has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to civil proceedings of a judicial or administrative body of competent jurisdiction as a result of which Miller was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Miller is a United States citizen.

Item 3.  Source and Amount of Funds or Other Considerations
         --------------------------------------------------

     Miller is the manager of Milfam LLC, an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC (the "Operating Agreement"), dated as of December 10, 1996. The Operating Agreement is hereby incorporated by reference to the Schedule 13D filed by Miller in Stamps.com Inc. on April 30, 2002 as Exhibit 99.2. Milfam LLC is the general partner of Milfam II L.P., a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P. (the "Milfam II Partnership"), dated December 11, 1996. The Milfam II Partnership is hereby incorporated by reference to the
Schedule 13D filed by the Reporting Person in Stamps.com Inc. on April 30, 2002 as Exhibit 99.4. All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II L.P. were purchased with money contributed to Milfam II L.P. by its partners, or money generated and held by Milfam II L.P. The aggregate purchase price for the Shares in Milfam II L.P.
was $601,178.02.


Item 4.  Purpose of the Transaction
         --------------------------

     On November 22, 2005, the Company filed a Form 8-K with the SEC to disclose that on November 21, 2005, the Company entered into an Agreement and Plan of Merger and Reorganization (the "Merger Agreement"), with Specialized Health Products International, Inc. ("SHPI"), Mammoth Acquisition Sub, Inc., a wholly owned subsidiary of SHPI and Mammoth Acquisition Sub, LLC, a wholly owned subsidiary of SHPI. Based on the announcement of the Merger Agreement and on the information management has made available to date in connection with the Merger Agreement, Miller currently opposes the Merger Agreement and intends to vote against the Merger Agreement.

     Miller has been purchasing shares in the Company in the ordinary course of his business as an investor and except as described above in this Item 4 and herein, Miller does not have any plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of
Item 4 of Schedule 13D. Miller reserves the right to change plans and take any and all actions that Miller may deem appropriate to maximize the value of his investments, including, among other things, (a) purchasing or otherwise acquiring additional securities of the Company, (b) selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions, or (c) taking actions regarding the Company or its securities to the extent deemed advisable by Mr.Miller in light of his general investment policies, market conditions, subsequent developments affecting the Company and the Merger Agreement and the general business and future prospects of the Company.


Item 5.  Interest in Securities of the Issuer
         ------------------------------------

     (a) Miller may be deemed to beneficially own 895,331 Shares (5.3% of the outstanding Shares, based on 16,749,486 Shares outstanding pursuant to the Company's Quarterly Report on Form 10-Q filed on November 9, 2005). As of the date hereof, 895,331 of such beneficially owned Shares are owned of record by Milfam II L.P.

     (b) Miller may be deemed to have sole voting power for all such shares held of record by Milfam II L.P.

     (c) The following table details the transactions effected by Miller during the past 60 days.

                             MILFAM II L.P.
---------------------------------------------------------------------------------------------
Date of Transaction   Number of Shares Purchased   Price Per Share   How Transaction Effected
---------------------------------------------------------------------------------------------
October 28, 2005                2,800                  0.46            Open Market Buy
---------------------------------------------------------------------------------------------
October 31, 2005                1,900                  0.46            Open Market Buy
---------------------------------------------------------------------------------------------
November 18, 2005              20,000                  0.56            Open Market Buy
---------------------------------------------------------------------------------------------
November 30, 2005              40,000                  0.57            Open Market Buy
---------------------------------------------------------------------------------------------
December 1, 2005                4,975                  0.55            Open Market Buy
---------------------------------------------------------------------------------------------
December 2, 2005               21,600                  0.55            Open Market Buy
---------------------------------------------------------------------------------------------
December 5, 2005               15,000                  0.55            Open Market Buy
---------------------------------------------------------------------------------------------
December 8, 2005                4,543                  0.55            Open Market Buy
---------------------------------------------------------------------------------------------
December 9, 2005               11,150                  0.55            Open Market Buy
---------------------------------------------------------------------------------------------
December 12, 2005              42,732                  0.55            Open Market Buy
---------------------------------------------------------------------------------------------
December 13, 2005               5,090                  0.52            Open Market Buy
---------------------------------------------------------------------------------------------
December 14, 2005               1,900                  0.52            Open Market Buy
---------------------------------------------------------------------------------------------
December 15, 2005              85,000                  0.52            Open Market Buy
---------------------------------------------------------------------------------------------
December 16, 2005             127,100                0.4944            Open Market Buy
---------------------------------------------------------------------------------------------
December 22, 2005              35,000                  0.46            Open Market Buy
---------------------------------------------------------------------------------------------

     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities. The filing of this Schedule 13D shall not be deemed an admission that Miller is, for purposes of Sections 13(d) of 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any equity securities covered by this Schedule 13D.

     (e)  Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
         ---------------------------------------------------------------------

     The Operating Agreement: While Lloyd I. Miller, III serves as manager, he shall have complete control over all of the affairs of Milfam LLC and need not seek the consent or approval of any Member with respect to any action.

     Milfam II Partnership: The Milfam II Partnership provides, in pertinent part, that the General Partner shall have the full and exclusive right to manage and control the business and affairs of Milfam II L.P. and to make all decisions regarding the affairs of Milfam II L.P. In the course of such management, the General Partner may acquire, encumber, hold title to, pledge, sell, release or otherwise dispose of partnership property and interest therein when and upon such terms as it determines to be in the best interest of the Milfam II L.P.
The General Partner shall have all of the rights, powers and obligations of a partner of a partnership without limited partners, except as otherwise provided under the Act.


Item 7.  Materials to be Filed as Exhibits:
         ----------------------------------


     99.1 Operating Agreement of Milfam LLC, an Ohio limited liability company, entered into as of December 10, 1996 (Filed as Exhibit 99.2 to Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

     99.2  Partnership Agreement of Milfam II L.P. (Filed as Exhibit 99.4 to
           Schedule 13D of Lloyd I. Miller, III for Stamps.com Inc. on April 30, 2002 and incorporated herein by reference).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  December 27 , 2005


                                        By: /s/ Lloyd I. Miller, III
                                            -----------------------------
                                            Lloyd I. Miller, III